SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		61,466,302	0.1781	0.0933
Shares	Preferred		297,111,122	0.9467	0.4509
End Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		61,466,302	0.1781	0.0933
Shares	Preferred		297,111,122	0.9467	0.4509
(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		30,587,696,615	88.6392	46.4206
Shares	Preferred		12,268,042,824	39.0897	18.6183
Transactions in the Month
Securities/ Derivatives	Securities Characteristics(2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Minutes of Shareholders' Meetings	Subscription Cancelled	27	7,667,955	769.23	5,898,421.27
Shares	Preferred	Minutes of Shareholders' Meetings	Subscription Cancelled	27	6,772,200	906.98	6,142,250.21
Shares	Common	Minutes of Shareholders' Meetings	Subscription Cancelled	27	1,020,165	769.23	784,741.77
Shares	Preferred	Minutes of Shareholders' Meetings	Subscription Cancelled	27	900,992	906.98	817,181.96
Shares	Common	Minutes of Shareholders' Meetings	Subscription	27	10,200,766	762.73	7,780,430.25
Shares	Preferred	Minutes of Shareholders' Meetings	Subscription	27	4,618,325	899.83	4,155,707.39
Shares	Common	Minutes of Shareholders' Meetings	Subscription	27	1,314,294	762.73	1,002,451.46
Shares	Preferred	Minutes of Shareholders' Meetings	Subscription	27	657,277	899.83	591.437,56
End Balance
Securities/ Derivatives	Securities Characteristics(2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,590,523,555	88.6401	46.4246
Shares	Preferred	12,265,645,234	39.0851	18.6145
(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000
End Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		27,414	0.0001	0.0000

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000
End Balance
Securities/ Derivatives	Securities Characteristics(2)		Quantity	%
				Same Class and Type	% Total
Shares	Common		1,345	0.0000	0.0000
Shares	Preferred		6,725	0.0000	0.0000
(1) When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.
(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3) Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.